Exhibit 99.1

Bragg Gaming Group to Release Third Quarter 2021 Results on November 8

TORONTO, November 1, 2021 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B gaming technology and content provider, announced today that it will release its third quarter 2021 financial results prior to the opening of the financial markets on Monday, November 8, 2021. The release will be followed by a conference call at 8:00 a.m., Eastern Time, hosted by Bragg Chief Executive Officer, Richard Carter, Chief Financial Officer, Ronen Kannor, and Chief Strategy Officer, Yaniv Spielberg, to discuss the company’s third quarter 2021 results and provide a business update. During the call, management will review a presentation that can be accessed here.

To join the call, please use the below dial-in information:
US/Canada: (844) 965-3274

UK: 0203 547 8613 or 0800 376 3133
International: (639) 491-2382
Passcode: 1363318

A replay of the call will be available for seven days following the conclusion of the live call. In order to access the replay, dial (416) 621-4642 or (800) 585-8367 (toll-free) and use the passcode 1363318.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg") is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium U.S. gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and UK.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com

info@bragg.games